Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December, 2009
(Commission File No. 000-24876)

TELUS CORPORATION
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

 This Form 6-K consists of the following press release :

News Release

December 4, 2009

TELUS closes debt offering
C$1 billion 5.05% ten-year Notes

Vancouver, B.C. – TELUS Corporation (TSX: T, T.A; NYSE: TU) announced today the successful closing of its previously announced offering of C$1 billion senior unsecured Notes. The 5.05% ten-year Notes, Series CG mature on December 4, 2019.

The net proceeds of the sale of the Notes offered will be used to fund the partial redemption on December 31, 2009 of US$583.5 million principal amount of TELUS’ outstanding US$1.945 billion 8% notes due June 1, 2011, for payments required to terminate cross-currency interest rate swaps associated with the notes to be redeemed and any excess for general corporate purposes, including increasing working capital (and, pending any such use, investing in bank deposits and short-term marketable securities).

The offering was made pursuant to a prospectus supplement dated December 1, 2009 to TELUS' short form base shelf prospectus dated September 3, 2009 filed with securities regulatory authorities in Canada and the United States.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or US securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities may be obtained from Scotia Capital Inc. Debt Capital Markets, 40 King Street West, 68th Floor, Toronto, Ontario, M5W 2X6 c/o John Tkach, telephone 416-863-7776 or e-mail john_tkach@scotiacapital.com.

About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 11.9 million customer connections including 6.4 million wireless subscribers, 4.1 million wireline network access lines, and 1.2 million Internet subscribers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives.

Forward Looking Statements
This news release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, including the cost of the 8% 2011 notes redemption and swap termination, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS' reports, public disclosure documents including Management's discussion and analysis, Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States.

For more information, please contact:

Darrell Rae
TELUS Investor Relations
(604) 697-8192
ir@telus.com

Shawn Hall
TELUS Media Relations
(604) 619-7913
shawn.hall@telus.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2009

TELUS CORPORATION

By:	/s/ Audrey T. Ho
	Name:	Audrey T. Ho
	Title:	Senior Vice President,
Chief General Counsel and Corporate Secretary